Exhibit 21

SUBSIDIARIES OF FREIGHTCAR AMERICA, INC.

Name of Subsidiary	Percent Ownership by Registrant
JAC Operations Inc.	100%
Johnstown America, LLC	100%
Freight Car Services, Inc.	100%
JAIX Leasing Company	100%
FreightCar Roanoke, LLC	100%
FreightCar Rail Services, LLC	100%
FreightCar Rail Management Services, LLC	100%
FreightCar Short Line, Inc.	100%
FreightCar Mauritius Ltd.	100%
FreightCar Alabama, LLC	100%
FreightCar (Shanghai) Trading Co., Ltd.	100%

All subsidiaries are Delaware corporations or Delaware limited liability companies except FreightCar Mauritius Ltd., which is incorporated in Mauritius, and FreightCar (Shanghai) Trading Co., Ltd., which is organized in the People’s Republic of China.